Filed pursuant to Rule 424(b)(2)
                                                            File No. 333-87658



                          Prospectus Supplement Cover


     This prospectus relates to the offering of up to 100,000 shares of common stock as a hedge for one or more variable share pre-paid forward contracts between Goldman Sachs Financial Markets, L.P. and V.G. Investments Ltd, formerly known as G.V. Trademark Investments Ltd (the "selling stockholder"). Pursuant to an agreement between Goldman Sachs Financial Markets, L.P. and its affiliate, Goldman, Sachs & Co., Goldman, Sachs & Co. is obligated to use reasonable efforts to sell up to 100,000 shares of common stock pursuant to this prospectus. Goldman, Sachs & Co. will obtain the shares to be sold pursuant to this prospectus through borrowings in the stock loan market. This offering does not require the sale of a minimum number of shares, and proceeds from the sale of the shares will not be held in escrow, trust or a similar arrangement.

     Although Goldman Sachs Financial Markets, L.P. will retain all of the proceeds of the sale of the common stock pursuant to this offering, each variable share pre-paid forward contract contemplates that Goldman Sachs Financial Markets, L.P. will make a payment to the selling stockholder that is based on the fair market value of the common stock at the time the relevant variable share pre-paid forward contract is entered into, as determined by the sales price of the shares sold pursuant to this offering. Each payment will be an amount equal to at least 82% of the proceeds received from the sale of shares sold pursuant to this offering. Goldman Sachs Financial Markets, L.P. expects to use all of the remaining proceeds from each sale to repurchase shares of common stock in order to establish its initial hedges.

     Goldman, Sachs & Co. intends to offer the shares to the public from time to time at market prices prevailing at the time of sale, at prices related to market prices, at fixed prices or at negotiated prices, in transactions on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. See "Underwriting" below for a description of the shares of common stock, or cash, that Goldman Sachs Financial Markets, L.P. may receive under each variable share pre-paid forward contract.



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     The selling stockholder may, depending upon the price of the common stock at or near the maturity of each variable share pre-paid forward contract, deliver to Goldman Sachs Financial Markets, L.P. fewer than all of the shares of common stock subject to that contract. See "Underwriting" for a further description of the variable share pre-paid forward contracts.

     This offering may be conducted as two or more related offerings conducted to establish variable share pre-paid forward contracts on up to 100,000 shares of common stock. A supplement to this prospectus supplement will specify, for each of the related offerings, the minimum and maximum number of shares of common stock subject to, and the maturity date of, the relevant variable share pre-paid forward contract, the number of shares sold by Goldman, Sachs & Co., and the proceeds received from that offering, the amount payble to the selling stockholder under that variable share pre-paid forward contract and the amount of proceeds used by Goldman Sachs Financial Markets, L.P. to purchase shares of common stock to establish its initial hedges.

     With respect to each offering, the selling stockholder is also purchasing from Goldman Sachs Financial Markets, L.P. a call option on shares of common stock. The option will be subject to a cap price, above which the selling stockholder will not participate in any further stock price appreciation. Each supplement to this prospectus supplement will set forth the exercise price, cap price, maturity and purchase price of the call option purchased with respect to the corresponding offering.


                                 Underwriting

     Pursuant to an agreement with Goldman Sachs Financial Markets, L.P., Goldman, Sachs & Co. has agreed to use reasonable efforts to sell up to 100,000 shares of common stock pursuant to this prospectus. Goldman, Sachs & Co. will acquire the shares to be sold pursuant to this prospectus through borrowings in the stock loan market.

     Goldman, Sachs & Co. intends to offer the shares to the public from time to time at market prices prevailing at the time of sale, at prices related to market prices, at fixed prices or at negotiated prices, in transactions on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. Although



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Goldman Sachs Financial Markets, L.P. will retain all of the proceeds of the sale of the common stock pursuant to this offering, each variable share pre-paid forward contract contemplates that Goldman Sachs Financial Markets, L.P. will make a payment to the selling stockholder that is based on the fair market value of the common stock at the time the variable share pre-paid forward contract is entered into, as determined by the sales price of the shares sold pursuant to this offering. The payment will be an amount equal to at least 82% of the proceeds received from the sale of shares sold pursuant to this offering. The selling stockholder anticipates using a portion of the proceeds to pay the premium of the call option the selling stockholder is purchasing from Goldman Sachs Financial Markets, L.P.

     Each variable share pre-paid forward contract will require the selling stockholder to deliver on a specified maturity date to Goldman Sachs Financial Markets, L.P. not less than 72% of the shares sold and not more than 100% of the shares sold based on the price of the common stock at or around that date. The selling stockholder has the option to deliver, in lieu of the shares, the cash value of the shares.

     Goldman Sachs Financial Markets, L.P. intends to initially hedge its position under the variable share pre-paid forward contracts through purchases of shares of common stock. To effect these purchases, Goldman Sachs Financial Markets, L.P. anticipates using all of the remaining proceeds from the sale of the shares, after giving effect to the portion of the proceeds to be paid to the selling stockholder. On an ongoing basis, Goldman Sachs Financial Markets, L.P. anticipates that it will engage in further purchases and sales of shares of common stock to hedge its exposure under each variable share pre-paid forward contract. Any profits or losses from the initial purchase of shares of common stock or from on-going purchases and sales of shares of common stock (or other instruments with a value related to the value of the common stock) will be solely for the account of Goldman Sachs Financial Markets, L.P., and neither the selling stockholder nor the purchasers in the offering will have any interest in these transactions.

     This offering is being conducted in accordance with Conduct Rule 2710(8) of the NASD.


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     Under each variable share prepaid forward contract, the selling stockholder has agreed to indemnify Goldman Sachs Financial Markets, L.P. and Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.